Lawrence Venick Partner 2206-19 Jardine House 1 Connaught Place Central Hong Kong, SAR	Direct +852.3923.1188 Main +852.3923.1111 Fax +852.3923.1100 lvenick@loeb.com

Via EDGAR

September 23, 2024

Mr. Nasreen Mohammed/Mr. Doug Jones Securities and Exchange Commission Division of Corporation Finance Office of Trade & Services Washington, D.C. 20549

Re:	Thoughtful Media Group Inc. (the “Company”) Registration Statement on Form S-1 Filed August 15, 2024 File No. 333-281589

Dear Mr. Mohammed/Mr. Jones:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated September 5, 2024 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Registration Statement on Form S-1 (the “Form S-1”). We have filed an amendment No. 1 to the Form S-1 in response to the Staff’s comments.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Registration Statement on Form S-1 filed August 15, 2024

Overview, page 1

1.	Please revise the last paragraph to include revenue and results of the latest interim period provided in the filing.

Response: The Company has update page 1 of the Form S-1 in response to the Staff’s comment.

Prospectus Summary

Financial Highlights, page 3

2.	Please update the last paragraph in this section for working capital deficit and accumulated deficit as of the latest financial statements provided in the filing.

Response: The Company has update page 3 of the Form S-1 in response to the Staff’s comment.

Prospectus Summary

Relationship With and Separation From Society Pass, page 4

3.	We are unable to locate any changes in response to prior comment 2 and reissue. Please provide additional information in this section regarding the "recapitalization with Society Pass" whereby Society Pass came to own 16,000,000 shares of your common stock, that was conducted in June and July 2024. Additionally, please explain in further detail how you came to own all of the assets and liabilities associated with the digital advertising business as a wholly-owned subsidiary of Society Pass. In this regard, we note your statement that the company "has not and will not pay any dividends to Society Pass or transfer any assets," but it is unclear whether there have been any reorganization transactions between Society Pass and Thoughtful Media to transfer assets and liabilities to you.

Response: The Company has amended page 4 of the Amendment in response to the Staff’s comments.

The Offering

Use of proceeds, page 8

4.	Please state the assumed amount of total and net proceeds from the offering and how each amount is determined. In particular, state the assumed gross per share amount, which according to pages 31 and 33 appears to be $4.50. Also, it appears the use of "million" after each amount in the bullets is inadvertent; revise as appropriate. Consider all of the preceding with respect to the similar disclosure for "Use of Proceeds" on page 32.

Response: The Company has amended pages 8 and 31 of the Amendment in response to the Staff’s comments.

Risk Factors

Risks Related to Our Ownership Structure

Sales of substantial amounts of our Common Stock in the public markets..., page 29

5.	We are unable to locate any changes in response to prior comment 3 and reissue. Revise this risk factor to reflect that this registration statement will facilitate the sale of the resale shares in the public market by the selling stockholders and address any potential impacts to the market price of the common stock. Acknowledge the comparative sizes of the proposed offerings and that the $1.80 conversion price of the shares underlying the convertible notes is expected to be lower than the offering price of common stock sold in the IPO and that the selling stockholders thus may accept a lower price for the resale shares. Please also revise the statement in this risk factor that lock-up arrangements will be "for a period of 90 days" for consistency with disclosure at pages 8 and 96 that the lock-up arrangements will be for 180 days, and disclose which of the selling stockholders will be subject to lock-up with respect to their resale shares.

Response: The Company has amended pages 8, 29, and 96 of the Amendment in response to the Staff’s comments.

Use of Proceeds, page 32

6.	You state that approximately $2,352,000 of the net proceeds of the offering will be used for "merger and acquisition." If any particular merger and acquisition transactions are contemplated, identify the businesses and discuss the status of any negotiations. If none are contemplated, briefly describe the nature of the businesses to be sought. Refer to Instruction 6 to Item 504 of Regulation S-K.

Response: The Company has amended pages 22 and 32 of the Amendment in response to the Staff’s comments.

Capitalization, page 34

7.	It is not clear how all "as adjusted" amounts here are computed and consistent with activity disclosed here and elsewhere in the filing. You state here the “as adjusted” column reflects the issuance and sale of 1,250,000 shares of Common Stock for net proceeds of $4,705,373, but the as adjusted amounts are not consistent with this. On pages 8 and 35 you state there will be 17,250,000 shares of Common Stock after the offering; here you show 12,027,780 shares of Common Stock outstanding as adjusted. On pages 36 and II-2 you disclose you issued an additional 8,000,000 shares of Common Stock to Society Pass on July 12, 2024 at $0.0001 per share (per page II-2), but it is not clear how that transaction is reflected for as adjusted purposes. Please revise to reflect all transactions disclosed in the filing that affect capitalization and ensure consistency here with associated amounts, and disclose in sufficient detail the basis for how as adjusted amounts were determined. Ensure consistency of amounts disclosed in "Dilution" with amounts here.

Response: The Company has update pages 34 and 35 of the Form S-1 in response to the Staff’s comment.

8.	You state in note (1) to the table the shares of Common Stock reflects the issuance and sale of 4,027,780 shares of Common Stock at an assumed initial public offering price of $4.5(0) per share after deducting discounts and expenses. Please explain the basis for these shares and associated amounts.

Response: The Company has update page 34 of the Form S-1 in response to the Staff’s comment.

9.	You disclose in the filing the apparent intended issuance of $5.0 million of Convertible Notes pursuant to a securities purchase agreement dated July 17, 2024. These Convertible Notes mature six months after their issuance, upon which the full principal amount and interest thereon will be due and payable in full. If the holders do not convert the Convertible Notes into Common Stock before the consummation of the IPO, the Convertible Notes will automatically convert into an aggregate of 2,777,780 shares of Common Stock upon the effectiveness of this registration statement. Please reflect here the full effect of these notes, both on a converted and unconverted basis, for it is not clear at this time whether your filing will become effective prior to maturity of the notes. Revise amounts in "Dilution" as appropriate for consistency.

Response: The Company has update pages 34 and 35 of the Form S-1 in response to the Staff’s comment.

10.	Please disclose here the number of shares of Preferred Stock outstanding on an actual and as adjusted basis. It appears Preferred Stock here represents "Super Voting Preferred Stock" referred to elsewhere in the filing. If true, change the description here for consistency.

Response: The Company has update page 34 of the Form S-1 in response to the Staff’s comment.

Corporate History and Structure, page 36

11.	The Articles of Incorporation filed as Exhibit 3.1 to the registration statement indicate that you were initially incorporated as a Nevada corporation in June 2022. If true, please revise this section and the discussion of your corporate history elsewhere to reflect as much and explain how your business operated between 2010 and incorporation of Thoughtful Media Group Inc. in 2022.

Response: The Company has amended page 36 in response to the Staff’s comments.

Executive Compensation, page 81

12.	Include in this section a description of the material terms of the employment agreements with your named executive officers filed as Exhibits 10.3 and 10.4 to the registration statement. Refer to Item 402(o)(1) of Regulation S-K.

Response: The Company has amended page 81 of the Amendment in response to the Staff’s comments.

Description of Capital Stock, page 86

13.	Please eliminate inconsistencies between the disclosure in this section and your governing documents filed as exhibits to the registration statement. For example, you disclose that your Articles of Incorporation and Bylaws "state that [Nevada Revised Statutes sections 78.378 to 78.3793] do not apply," and that your Articles of Incorporation opts out of certain Nevada provisions regarding interested stockholder transactions, but we are unable to locate such provisions in Exhibits 3.1 and 3.2. Additionally, you state that, "Our Articles of Incorporation provide that the Board of Directors has the exclusive right to amend our Bylaws," but Section 42 of the Bylaws filed as Exhibit 3.2 also gives stockholders the right to amend the bylaws under certain circumstances. Revise for consistency or advise.

Response: The Company has amended pages 87-89 of the Amendment in response to the Staff’s comments.

Resale Prospectus Alternate Cover Page, page ALT

14.	We note your response to prior comment 4 but are unable to locate responsive revisions and reissue. Please clearly state on the resale prospectus cover page and in the resale prospectus plan of distribution section, if true, that the selling stockholders may only sell the resale shares after the IPO has closed and trading on Nasdaq has commenced. Additionally, revise your statement on the IPO prospectus cover page that, "The Selling Stockholders are offering 4,777,780 shares of Common Stock to be sold in the offering pursuant to the Resale Prospectus," to reflect that the resale transaction is a separate offering from the IPO.

Response: The Company has amended the cover page of the IPO prospectus cover page and the cover page of the Resale Prospectus and page ALT-5 in response to the Staff’s comments.

Selling Stockholders, page ALT-3

15.	We note your disclosure that the selling stockholders "do not hold any positions within the group of companies, nor do they have any significant affiliations within the past three years." Please tell us your consideration of disclosing your relationship with Society Pass pursuant to Item 507 of Regulation S-K. Revise so that the column "Amount of Shares of Common Stock Being Offered" sums correctly. Lastly, explain the meaning of your statement that, "Each selling stockholder is not granted any voting or dividend rights" and clarify whether you are referring to the convertible notes.

Response: The Company has amended pages ALT-3 and 4 in response to the Staff’s comments.

Plan of Distribution, page ALT-5

16.	Disclose in this section the lock-up arrangements that will be applicable to Society Pass, and to the extent that any of the resale shares held by the other selling shareholders will be subject to lock-up and/or leak-out arrangements, describe those as well.

Response: The Company has amended page ALT-5 in response to the Staff’s comments.

Item 16. Exhibits and Financial Statement Schedules, page II-2

17.	File as exhibits to the registration statement executed versions of the Securities Purchase Agreements related to the convertible notes and amendments thereto entered into on July 17, 2024 and August 14, 2024, respectively.

Response: The Company has filed the executed versions in response to the Staff’s comments.

General

18.	We note that the anticipated size of the resale offering is nearly four times the size of the proposed IPO. Please provide a detailed analysis in your response letter as to why the proposed resale transaction is appropriately characterized as a secondary offering, rather than a primary offering in which the selling shareholders are acting as conduits in a distribution to the public and are therefore underwriters selling on your behalf. For guidance, refer to Securities Act Rules Compliance and Disclosure Interpretations Question 612.09. Address the following in your analysis:
•	whether the resale offering must be registered at this time and, if not, why it is being registered at this time;
•	how the size of the resale offering compared to the primary offering was decided upon, including how it was determined that 2,000,000 of Society Pass's shares would be registered;
•	how the purchasers of the convertible notes were identified and the conversion terms of the notes overlying the resale shares negotiated, including how a conversion price of $1.80 was determined and how and when it was decided that the underlying shares would be included in this registration statement;
•	the nature of the selling shareholders' businesses and/or principal occupations (aside from Society Pass);
•	how lock-up arrangements applicable to the resale shares were negotiated, as it appears that only Society Pass will be subject to lock-up as a greater than 10% shareholder, and whether the underwriter sought to have the remaining selling shareholders subject to lock-up agreements; and
•	why the underwriter believes it will be able to successfully place the securities to be sold in the IPO and facilitate the creation of a public market in your securities, despite the availability of shares that the selling shareholders could offer and sell into the market once trading commences.

Response: In response to the Staff’s comments, the Company has increased the size of its IPO to 2,000,000 shares of common stock and decreased the shares of common stock registered for resale to 1,800,000 shares of common stock for three separate investors. Society Pass Incorporated will not register any shares that it owns for resale, and will enter into a lock-up agreement in a form acceptable to the underwriters of the IPO for the 16,000,000 shares of common stock that it current owns.

For the reasons set forth below, the Company respectfully submits that the proposed resale of the shares of common stock held by them as contemplated in the Registration Statement is appropriately characterized as a secondary offering that is eligible to be made pursuant to Rule 415(a)(1)(i) of the Securities Act of 1933, as amended (the “Securities Act”), rather than a primary offering in which the Selling Securityholders (as defined below) are acting as conduits in a distribution to the public.

In making this determination, the Company analyzed, among other factors, the guidance set forth in Securities Act Rules Compliance and Disclosure Interpretations, Question 612.09 (the “C&DI 612.09”), which identifies six factors to be considered in determining whether a purported secondary offering is really a primary offering. Interpretation 612.19 states:

“It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 “public float” test for a primary offering, or because Rule 415(a)(1)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

Each of the above factors mentioned in the C&DI 612.09 is analyzed below.

Background

In July 2024, order to raise capital for the Company’s operations and development plans in the Southeast Asia area before the IPO, the Company entered into certain securities purchase agreements (the “SPAs”) with six accredited investors (collectively, the “Selling Securityholders”) in principal aggregate offering amounts totaling $5,000,000 in the form of convertible notes (the “Private Placement”). During the negotiation, the Selling Securityholders requested the Company to grant the Selling Securityholders registration rights for the shares of common stock issuable upon the conversion of the convertible notes; and the Company agreed to this request. Pursuant to section 5.13 of the SPAs, the Company shall register the resale of shares of common stock issuable upon conversion of the convertible notes, and therefore, the Company included 2,777,780 shares of common stock, representing all the shares issuable upon conversion of the convertible notes, in the registration statement on Form S-1 filed on August 16, 2024. The Private Placement was conducted pursuant to the SPAs in which, among other things, each Selling Securityholder made customary investment and private placement representations to the Company, including that it (i) was an “accredited investor” as defined in Rule 501 under the Securities Act, (ii) had such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment in the Note, and (iii) was able to bear the economic risks of the investment.

The parties initially agreed the conversion price shall be $1.80 per share given that the Company’s plan to raise capital between $2 million and $5 million before the IPO and the lack of liquidity of the convertible notes and common stock issuable upon conversion of the convertible notes before it lists on Nasdaq. In order to consummate the IPO and meet the initial listing requirements of Nasdaq, in September 2024, the parties agreed to register fewer shares of common stock in the Amendment, and as consideration for this change from the original terms, the Company further agreed to lower the conversion price to $1.50 per share in response to the Selling Securityholders request. The Company negotiated with the underwriters that the Selling Securityholders would not be subject to any lock-up arrangements after the underwriters provided its estimate for the IPO size so that the registered resale shares could be counted towards the Company’s public float and allow the Company to satisfy the initial listing requirements of the Nasdaq Capital Market, which is $15 million.

Factor 1: How long the Selling Shareholders have held the securities.

The Company notes that there is no mandatory holding period for a PIPE transaction (such as the Company’s Private Placement) to be characterized as a valid secondary offering. As noted by the Staff in Securities Act Rules Compliance and Disclosure Interpretations, Question 139.11 (“Interpretation 139.11”), a valid secondary offering could occur immediately following the closing of a private placement. Interpretation 139.11 provides in relevant part as follows:

“In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement… The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.”

The Company believes this concept conforms to the custom and practices in many PIPE transactions. In many PIPE transactions, a registration statement is required to be filed shortly post-closing (often 30-45 days) and declared effective shortly after filing (often 90-150 days post-closing). The Company is not aware that the Staff has taken a position that the period of time elapsing between a PIPE transaction closing and effectiveness of a registration statement has raised concerns about whether the offering is a valid secondary offering, and the Company believes such a position would be inconsistent with Interpretation 139.11 set forth above, which allows inclusion of the securities sold after a registration statement is filed if the registration statement is not yet effective.

The Company has entered into the revised SPAs and will close the Private Placement as soon as practicable.

The discussion above supports the conclusion that the offering pursuant to this prospectus is a valid secondary offering.

Factor 2: The circumstances under which the Selling Shareholders received the securities.

The SPAs were negotiated and signed with the Selling Securityholders in arm’s-length private placement transactions. The Registration Statement is filed by the Company to comply with its obligations under the SPAs by and between the Company and the Selling Securityholders. The Company did not and will not pay commissions or fees to the Selling Securityholders and will not receive proceeds from the resale of the common stock.

The investors made representation that they were “accredited investors’ and would acquire the notes for their own accounts and not with a view towards, or for resale in connection with, the public sale or distribution thereof. The Company is neither aware of any evidence that would indicate that these representations were false nor aware of any evidence that the Selling Securityholders have any plan to act in concert with a third party to effect a distribution of the shares. Furthermore, the Selling Securityholders are not acting on the Company’s behalf with respect to the registration of the shares for resale under the prospectus and, other than the registration rights granted to the Selling Securityholders, the Company has no contractual relationship with the Selling Securityholders that would control either (a) the timing, nature, and amount (other than restrictions on when the convertible notes shall convert); or (b) whether such shares are ever resold under the Registration Statement.

Additionally, the Selling Securityholders will be at market risk with respect to their purchase of the convertible notes. As discussed in Interpretation 139.11, whether a private placement has been completed, and the investor is at market risk, in a PIPE transaction involving convertible securities is determined by reference to the purchase of the convertible security, rather than by reference to the underlying security. Interpretation 139.11 specifically addressed the purchase of convertible securities that converted into common stock at a price “based on the company’s common stock trading price at the time of conversion,” and the registration for resale of the shares underlying the convertible securities. The circumstances under which the Selling Securityholders will receive the convertible notes are before our common stock lists on Nasdaq, and therefore the holding of the convertible notes is lack of liquidity and is subject to market risk.

Therefore, the circumstances under which the Selling Securityholders will receive the convertible notes support the conclusion that the offering pursuant to this Registration Statement is a valid secondary offering.

Factor 3: The Selling Shareholders’ relationship with the Company.

The Company does not have an underwriting relationship with any of the Selling Securityholders.

Raynauld Liang, CEO of Society Pass, introduced the purchasers of the convertible notes to the Company. Mr. Liang has been acquainted with the investors for several years, when Mr. Liang attended funds raising meetings during the IPO of Society Pass.

The Selling Securityholders are investors, who after being at risk for their investment and are opportunistically seeking partial investment liquidity. To the extent the Selling Securityholders sell shares pursuant to the Registration Statement, the Selling Securityholders will retain all proceeds therefrom. In contrast, in an underwritten offering, the issuer would receive the proceeds of the offering, either before or after the sales by the underwriters.

The Selling Securityholders’ intentions for such registration and resale is due to a variety of business reasons, however, in any case, not for the purposes of conducting an indirect primary offering for the Company. From the point of view of the Company, filing the Registration Statement entails incremental legal, accounting and printing costs and filing fees with no offsetting monetary benefits to the Company. The Company will not receive any of the proceeds from the offering of shares contemplated by the Registration Statement.

Factor 4: The amount of shares to be sold by the Selling Shareholders.

As of the date of the Amendment, the Company had 16,000,000 shares of common stock outstanding. In addition to the 2,000,000 shares of common stock that the Company is proposing to offer in its primary offering, the Company seeks to register the resale of 1,800,000 shares of common stock to be issued upon conversion of the convertible notes held by the Selling Shareholders, which represents:

•	11.25% of the Company’s total number of shares of common stock issued and outstanding as of the date of the Amendment;
•	9.09% of the Company’s total number of shares of common stock immediately after the completion of its primary offering; and

•	47.3% of the total shares being registered in the Amendment.

The number of shares of common stock being registered in connection with the resale offering, relative to the number of shares of common stock to be offered in the IPO, was determined based on (i) the number that the Selling Shareholders request to register and resell, and (ii) the total expressed interests in and demand for the Company’s common stock from potential investors on the market, with a purpose of creating sufficient public float for market liquidity.

In the process of building sufficient demand for the public offering and facilitating the creation of a public market, the underwriters have taken the following efforts:

•	The underwriters have conducted a valuation of the Company and believe that a price range of the Company’s common stock between $4.00 and $5.00 for the IPO as disclosed in the Registration Statement is fair.
•	Before determining the number of common stock to be offered in the IPO (including those to cover the over-allotment option), the underwriters have taken into account (i) the total expressed interests in and demand for the Company’s securities from potential investors on the market and (ii) the availability of shares that the Selling Securityholders could attempt to offer and sell into such market once the trading commences.
•	The Company and the underwriters have agreed to subject the Company’s directors, officers, and Society Pass, the current sole owner of Company’s common stock, to the lock-up arrangements. The Company and the underwriters expect that such lock-up arrangements will allow for sufficient public float and provide flexibility for the Selling Securityholders while preventing excessive supply of shares to the market which may cause fluctuations in the market price of the Company’s common stock.

Factor 5: Whether the Selling Shareholders are in the business of underwriting securities.

To the Company’s knowledge, at no time has any of the Selling Securityholders acted as a registered broker-dealer or been an affiliate of a broker-dealer as defined in Section 3(a)(4)(A) of the Securities Exchange Act of 1934, as amended, and none of the Selling Securityholders is in the business of underwriting securities, although Grit Securities Limited, one of the three Selling Securityholders, is a Hong Kong broker-dealer. Each of the Selling Securityholders has a long history of investing in different businesses and made the investment decision on its behalf with intention to hold the Company’s securities for its own account for long-term investment purposes and not with a view towards distribution.

Factor 6: Whether under all the circumstances it appears that the Selling Shareholders are acting as a conduit for the Company.

The facts above do not support the conclusion that the Selling Securityholders are acting as a conduit for the Company. Each of the Selling Securityholders acquired the Company’s securities in bona fide investment transactions and will bear the market and full economic risks of its investment in the Company’s shares.

The Selling Securityholders may sell their shares at prevailing market prices through brokers and will pay any broker-dealer fees or underwriting discounts or commissions directly to such broker-dealers or underwriters, as applicable. None of the Selling Securityholders will receive a commission or other remuneration from the Company if and when their shares are sold. Conversely, the Company will not receive any of the proceeds from the sale of shares by the Selling Securityholders. These facts support the conclusion that the Selling Securityholders are not acting on behalf of the Company or as a conduit for the Company selling shares into the open market for a profit.

Moreover, the Staff has noted in its Compliance and Disclosure Interpretation 116.15 that “affiliates of issuers are not necessarily treated as being the alter egos of the issuers. Under appropriate circumstances, affiliates may make offerings that are deemed to be genuine secondaries.”

For all of the reasons set forth above, the Company respectfully submits to the Staff that the proposed resale transaction by the Selling Securityholders, as contemplated in the Registration Statement, should appropriately be classified as a genuine secondary offering and not a primary offering.

19.	There continue to be inconsistencies in your disclosure regarding the conversion terms of the convertible promissory notes that will be issued to certain of the selling stockholders. At pages 4, 87, and Alt-4, you disclose that the notes will automatically convert to common stock "upon the effectiveness of the registration statement," while at page 31, you state that the notes will automatically convert "upon the consummation of this initial public offering." Further, Section 4(a)-(b) of the form of convertible note filed as Exhibit 4.2 provides that the notes will be voluntarily convertible at the option of the holder "after the Original Issue Date," then will automatically convert "upon the completion of an initial public offering." Revise throughout the prospectus for internal consistency and accuracy regarding when the notes are voluntarily and mandatorily convertible, and disclose the conversion price of $1.80 per share in additional places where appropriate throughout the prospectus.

Response: The Company has amended page 4, 31, and 87 in response to the Staff’s comments.

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the response contained in this letter.

Sincerely,

/s/ Lawrence S. Venick

Lawrence Venick
Partner

cc: Kriangkrai Chaimongkol